Christopher Werner, CEO

American Condor Resources, Corp June 2, 2020

June 2, 2020

CONFIDENTAL

VIA EDGAR FILING

Ruairi Gegan

James Lopez, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Washington, D.C. 20549

Re: American Condor Resources, Corp –

Withdrawal of  Tffering Circular on Form 1-A, Originally Filed June 1, 2020,

File No. 024-11231

Dear Messrs. Regan and Lopez:

This correspondence informs the Commission that the issuer, American Cgndor Resources Corporation is formally withdrawing on this Form 1-A-W, the amendment on Form 1-A dated and filed on June 1, 2020 under File No. 024-11231 titled “Amendment No. 4.” The issuer is not seeking qyalification of this particular Form 1-A filing and meant to file a response to an existing Form 1-A with a File No. 024-11025.

If we can be of further assistance, please do not hesitate to contact me at 220-207-0100 or at cwerner@amcondor.com.

Sincerely,

/s/ Christopher Werner

Christopher Werner, Chairman and CEO

cc:James R. Simmons, Esq.

Simmons Associates, Ltd.

Alberto Washington